Ashland Inc.

8145 Blazer Drive

Wilmington, DE 19808

J. Kevin Willis

Senior Vice President and

Chief Financial Officer

VIA EDGAR

March 10, 2023

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Ashland Inc.

Form 10-K for Fiscal Year Ended September 30, 2022

Filed November 21, 2022

File No. 333-211719

Dear Division of Corporation Finance:

Set forth below are the responses from Ashland Inc. (“Ashland” or “we”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated March 1, 2023, concerning Ashland’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022 (the “2022 Form 10-K”).

For your convenience, the responses set forth below repeat the Comment from the Staff prior to the response. The Comments are highlighted in bold.

Form 10-K for Fiscal Year Ended September 30, 2022

Comments

Liquidity

Free cash flow and other liquidity resources, page M-27

1.
Please present the most directly comparable GAAP measure to the non-GAAP measure “ongoing free cash flow conversion”. Refer to footnote 27 of the SEC Final Rule Release Number 33-8176. Additionally, disclose why management believes the presentation of this measure provides useful information to investors, and to the extent material, disclose the additional purposes, if any, for which management uses the measure. Refer to Item 10e(1)(i) of Regulation S-K.

U.S. Securities and Exchange Commission

March 10, 2023

Response

Ashland’s use of non-GAAP measures were disclosed on pages M-12 and M-13 within the Form 10-K for Fiscal Year Ended September 30, 2022 and the reconciliations for free cash flow and other liquidity resource disclosures were on pages M-27 and M-28. Within those disclosures, Ashland has provided a quantitative reconciliation for both “Adjusted EBITDA” and “Ongoing free cash flow”. “Ongoing free cash flow conversion” is the percentage derived from “Ongoing free cash flow” divided by “Adjusted EBITDA”.

In response to the Staff’s comment, Ashland will provide the supplemental disclosures as illustrated below. We will also enhance our disclosures for why management believes the presentation of “ongoing free cash flow conversion” provides useful information to investors.

The additional disclosure presentation changes have been bolded and underlined for ease of reference. Ashland will begin making these supplemental disclosures beginning with our Quarterly Report on Form 10-Q for the March 31, 2023 period.

Page M-12 of Form 10-K for Fiscal Year Ended September 30, 2022

Use of non-GAAP measures

The free cash flow metric enables Ashland to provide a better indication of the ongoing cash being generated that is ultimately available for both debt and equity holders as well as other investment opportunities. Unlike cash flow provided by operating activities, free cash flow and ongoing free cash flow includes the impact of capital expenditures from continuing operations and other significant items impacting cash flow, providing a more complete picture of current and future cash generation. Free cash flow, ongoing free cash flow and free cash flow conversion are non-GAAP liquidity measures that Ashland believes provide useful information to management and investors about Ashland’s ability to convert Adjusted EBITDA to ongoing free cash flow. These liquidity measures are used regularly by Ashland’s stakeholders and industry peers to measure the efficiency at producing cash from regular business activities. Free cash flow, ongoing free cash flow and free cash flow conversion have certain limitations, including that they do not reflect adjustments for certain non-discretionary cash flows such as mandatory debt repayments. The amount of mandatory versus discretionary expenditures can vary significantly between periods.

U.S. Securities and Exchange Commission

March 10, 2023

Page M-27 of Form 10-K for Fiscal Year Ended September 30, 2022

Free cash flow and other liquidity resources

The following represents Ashland’s calculation of free cash flow and ongoing free cash flow for the disclosed periods. Free cash flow does not reflect adjustments for certain non-discretionary cash flows such as mandatory debt repayments.

	September 30
(In millions)	2022	2021	2020
Cash flows provided by operating activities from continuing operations	$193	$466	$227
Less:
Additions to property, plant and equipment	(113)	(105)	(133)
Free cash flow	80	361	94
Cash (inflows) outflows from U.S. Accounts Receivable Sales Program (a)	(17)	(92)	—
Restructuring-related payments (b)	10	44	30
Environmental and related litigation payments (c)	54	38	29
Ongoing free cash flow	$127	$351	$153
Net income	927	220	(508)
Adjusted EBITDA (d)	590	495	449
Operating cash flow conversion (e)	21%	212%	not meaningful
Ongoing free cash flow conversion (f)	22%	71%	34%

(a) Represents activity associated with the U.S. Accounts Receivable Sales Program impacting each period presented.

(b) Restructuring payments incurred during each period.

(c) Represents cash outflows associated with environmental and related litigation payments which will be reimbursed by the environmental trust.

(d) See adjusted EBITDA reconciliation.

(e) Operating cash flow conversion is defined as Cash flows provided by operating activities from continuing operations divided by Net income.

(f) Ongoing free cash flow conversion is defined as Ongoing free cash flow divided by Adjusted EBITDA.

Critical Accounting Policies

Asbestos litigation, page M-36

2.
We note that asbestos-related liabilities are now based on a 40-year model instead of a 50-year model. Please disclose this change, the reason for the change, and if material, any change in estimates that resulted from the change. Refer to Item 303(b)(3) of Regulation S-K.

Response

Ashland records the amount it believes to be the best estimate of future payments for asbestos litigation defense and claim settlement costs based on the results of a non-inflated, non-discounted model that extends to 2061. Ashland has consistently used this model for the last several years.

Each year that passes brings Ashland one year closer to the expected end of the forecasted time period. At September 30, 2022, Ashland updated its disclosure to indicate “an approximate 40 year model” to bring greater precision to the disclosures that were otherwise utilized in the prior year 2021 Form 10-K. In our prior year 2021 Form 10-K, the disclosures within our critical accounting estimate indicated an “approximate 50-year model” or “models ranging from approximately 40 to 50 year periods” in various places.

To provide increased clarity regarding our asbestos litigation disclosures, in future filings we will add the following supplemental language to both our Critical Accounting Policies - Asbestos Litigation and Note N of Notes to Consolidated Financial Statements: “While the timeframe used in Ashland’s models for projecting asbestos

U.S. Securities and Exchange Commission

March 10, 2023

liabilities generally decreases over time based on the expected lifetime of the liabilities, these models have been consistently applied within all periods presented.”

******

We believe that the information contained in this letter is responsive to the Comments in the Comment Letter.

Please acknowledge receipt of this response letter by electronic confirmation.

Please call Samuel A. Richardson, Controller, at (614) 790-2370 if you have any questions regarding this submission.

Sincerely,

/s/ J. Kevin Willis

J. Kevin Willis
Senior Vice President
and Chief Financial Officer

cc: Aamira Chaudhry

Theresa Brillant